K E N N E T H I. D E N O S, P. C.
================================================================================

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                                 April 25, 2006

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         Re:      Cancer Therapeutics, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-119915
                  Amendment Filed:  April 25, 2006

Dear Messrs. Ingram and Reynolds:

         This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We acknowledge receipt of your comments to our initial filing on Form SB-2 dated April 19, 2006. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated April 19, 2006, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that in addition to the comment you have made, we have amended our filing to include another quarter of financial information to keep this filing current.


Results of Operations - Revenues, page 10
-----------------------------------------

     1. COMMENT. We note your revisions in response to our prior comment 2 of our letter dated April 10, 2006, specifically, that you generated $1,350 of revenue from the treatment of one patient using T-cell therapy. In this regard, you disclose that T-cell therapy is available to patients on an "experimental basis." Please provide a materially complete explanation of how it is that you are able to provide T-cell treatment on an "experimental basis" and charge patients for these services without approval from the US Food and Drug Administration. Also, is the FDA aware that you have charged fees for providing this service in the past? Finally, reconcile your disclosure with that contained on page 13 where you indicate that you do no commercialize or market T-cell therapy. We may have further comment after reviewing your response.

          RESPONSE: Cancer Therapeutics is able to provide experimental T-cell therapy for patients through patient-funded research. Patients, through their physicians, request to have cells from their tumors grown. If the patient's own T-cells can be grown in a culture, then these T-cells can be used by the patient's physician for treatment using an FDA approved support drug called interleukin-2. Cancer Therapeutics' role is to attempt to grow the T-cells for patients and physicians, and not to do the actual injection of the patient's cells.

          Each year the FDA reviews each of Cancer Therapeutics' INDs and any applications of the INDs. In 2004, the FDA visited Cancer Therapeutics. The FDA has been satisfied each year with the use of the INDs and is aware of Cancer Therapeutics' use of patient-funded research. The costs passed through to the patients are for the costs and expenses for growing the T-cells.

          Cancer Therapeutics does not market or commercialize the T-cell therapy. This is an accurate statement. Physicians that store tumors in the Cryobank are aware that Cancer Therapeutics has an IND allowing for the harvest of T-cells. At the physician's and patient's request, we can attempt to grow T-cells. Many scholarly papers have been written on the possible benefits of T-cell injection and oncologists are aware of T-cell therapy. The T-cell patient-funded research partially covers the costs that are associated with the experimental T-cell therapy. Patient funded research supports research efforts, but does not purchase a product. Sometimes, the research is unsuccessful in producing any T-cells. The FDA has not raised any concern over Cancer Therapeutic's use of patient-funded research. In fact, I have attached one of the many ethics studies regarding patient-funded research.

          In sum, Cancer Therapeutics uses patient-funded research, does not market or commercialize their services and is in full compliance with the FDA in its use of its INDs.


     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.


                                    KENNETH I. DENOS P.C.


                                    /s/Kenneth I. Denos
                                    --------------------------
                                    Kenneth I. Denos


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner